
NYSE

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

April 6, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration Shares of beneficial interest, par value $0.01 per share of the following series of PowerShares Exchange-Traded Self-Indexed Fund Trust, under the Exchange Act of 1934.

PowerShares BulletShares 2018 Corporate Bond Portfolio
PowerShares BulletShares 2018 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2019 Corporate Bond Portfolio
PowerShares BulletShares 2019 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2020 Corporate Bond Portfolio
PowerShares BulletShares 2020 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2021 Corporate Bond Portfolio
PowerShares BulletShares 2021 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2022 Corporate Bond Portfolio
PowerShares BulletShares 2022 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2023 Corporate Bond Portfolio
PowerShares BulletShares 2023 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2024 Corporate Bond Portfolio
PowerShares BulletShares 2024 High Yield Corporate Bond Portfolio
PowerShares BulletShares 2025 Corporate Bond Portfolio
PowerShares BulletShares 2026 Corporate Bond Portfolio
PowerShares BulletShares 2027 Corporate Bond Portfolio
PowerShares Defensive Equity Portfolio
PowerShares U.S. Large Cap Optimized Volatility Portfolio
PowerShares Multi-Factor Large Cap Portfolio

Sincerely,

An Intercontinental Exchange Company